Exhibit 21.1

List of Principal Subsidiaries and Consolidated Affiliated Entity of Jianpu Technology Inc.

Jianpu Technology Inc. is currently undertaking a corporate restructuring. The following list sets forth the principal subsidiaries and consolidated entity in its contemplated corporate structure after the restructuring.

Subsidiaries	Place of Incorporation

Jianpu (Hong Kong) Limited	Hong Kong
Beijing Rongqiniu Information Technology Co. Ltd.	PRC

Consolidated Affiliated Entity	Place of Incorporation

Beijing Rongdiandian Information Technology Co. Ltd.	PRC